

September 16, 2010

George C. Critz, III
Chief Executive Officer
Stonecrest One, Inc.
605 Bonita Way
Prescott, AZ 86301

>   **Re: Stonecrest One, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed September 2, 2010**
>   **File No. 000-53305**

Dear Mr. Critz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant